Exhibit 99.1

UNITED UTILITIES PLC

DIRECTORS’ AND PDMR INTERESTS IN SHARES

United Utilities PLC ("the Company") announces that it received notification on 19 December 2006 that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors and persons discharging managerial responsibility on 18 December 2006, to be held in accordance with the rules of the Company's Inland Revenue approved share incentive plan. The shares were purchased at a price of 799.0 pence per share.

Director	No. of Shares purchased
PHILIP GREEN	19
GORDON WATERS	18
CHARLES CORNISH	18
TIM RAYNER	18
LINDA BOOTH	19
GAYNOR KENYON	18

Further information can be obtained from Paul Davies, Assistant Company Secretary + 44 1 925 237051.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".